Exhibit 13.13

Advertisement: Monogram This Is Monogram 30 sec RESERVE_SE
Duration: 30 Seconds
CTA: startengine.com/monogram

Tagline: “Reserve”

Narrator: “This is Monogram. We are an Austin, Texas*-based medical technology company transforming the orthopedic market by combining state-of-the-art surgical robotics with patient optimized implant design.”

Sherif Aly, PhD, VP of Engineering: “What’s really unique is the software that controls the arm. Because that, someone would have to develop from scratch.”

Dr. Douglas Unis, Founder & CMO: “This is the future of orthopedics, and it is inevitable.”

Narrator: “A unique opportunity awaits. To learn more and reserve your shares visit startengine.com/monogram, that’s startengine.com/monogram.”

* Testing the waters disclaimer